Construction Partners, Inc.

290 Healthwest Drive, Suite 2

Dothan, Alabama 36303

May 1, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:    Construction Partners, Inc.

Registration Statement on Form S-1, as amended

File No. 333-224174

Ladies and Gentlemen:

Construction Partners, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the Securities Act of 1933, as amended, respectfully requests acceleration of the effectiveness of the Registration Statement (File No. 333-224174), filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2018, as amended by Amendment No. 1 filed with the Commission on April 23, 2018 and by Amendment No. 2 filed with the Commission on April 27, 2018, to May 3, 2018 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

Division of Corporation Finance

Mr. Jay Ingram

May 1, 2018

If you have any questions with respect to the foregoing, please do not hesitate to call Garrett A. DeVries of Akin Gump Strauss Hauer & Feld LLP at (214) 969-2891.

Sincerely,

/s/ R. Alan Palmer
R. Alan Palmer Chief Financial Officer

cc:	Garrett A. DeVries